Filed by: ALLTEL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CenturyTel, Inc.
Commission File No: 1-7784

Note: The following press release was issued by ALLTEL on August 28, 2001.

For additional information contact:                                                                                                                    Andrew Moreau 501-905-7962
                                                                                                                                                                             Director - Corporate Communications
                                                                                                                                                                             andrew.moreau@alltel.com

Kerry Brooks 501-905-8991
Vice President - Investor Relations
kerry.brooks@alltel.com

Release date:                                                                                                                                                      Aug. 28, 2001

ALLTEL urges start of merger negotiations
in open letter to CenturyTel Inc.

Letter emphasizes:

o      Positive response to the proposal from the investment community, including many of CenturyTel's largest shareholders
o      The greater value of ALLTEL's offer in contrast with CenturyTel's stated strategy

LITTLE ROCK, Ark. - ALLTEL today announced that President and Chief Operating Officer Scott Ford has sent an open letter to CenturyTel Inc. (NYSE:CTL) urging the company to begin negotiations on ALLTEL's merger proposal, citing enthusiastic support among CenturyTel's shareholders and the research analyst community. Under ALLTEL's proposal, CenturyTel stockholders would receive a choice of either $43.00 per share in cash or 0.6934 ALLTEL shares, subject to proration. The total value of this offer is over $9 billion including assumed debt. The value of this offer represents approximately a 40 percent premium as of Aug.14, the announcement date of ALLTEL's offer.

Ford made the following points in an open letter to CenturyTel's Vice Chairman, President and Chief Executive Officer Glen F. Post III: o Shareholders and analysts are strongly in favor of the offer.

-more-

ALLTEL urges negotiations with CenturyTel
Page Two

      o      Successful execution of CenturyTel's publicly stated business strategy will be difficult - specifically, the formidable challenges facing the proposed sale of               CenturyTel's wireless business, continuing performance shortfalls in the company's wireline operations and the uncertainty of future wireline acquisitions.
      o      It is in the best interests of CenturyTel's investors, employees and customers for CenturyTel's management to begin merger discussions with ALLTEL               immediately to secure the compelling benefits of the combination.

The full text of the letter follows:

-------------------------------------------------------------------------------------------------------------------------------------------- ----------------------
August 27, 2001

Mr. Glen F. Post, III
Vice Chairman, President and Chief Executive Officer
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, Louisiana 71203

Dear Glen:

I am writing to you today for three reasons:

o           First, I want to share with you the positive response to our offer for CenturyTel that we have received from the investment community, including many of              your largest shareholders.

o           Second, I would like to reemphasize the difference in value between our offer and your publicly stated business strategy to sell your wireless business and              bolster your wireline performance.

o           Finally, I want to urge you and the directors of CenturyTel once again to listen to your shareholders and begin discussions with ALLTEL to create the best              possible transaction for our respective investors and other constituencies.

-more-

ALLTEL urges negotiations with CenturyTel
Page Three

Positive Shareholder/Analyst Reaction

Since we announced our offer to merge with CenturyTel, ALLTEL's senior management has personally visited almost all of ALLTEL's largest shareholders, many of whom are also CenturyTel shareholders. We are very encouraged by the enthusiastic reception our proposal has received from them and from the investment community, in general. As you know, many of your largest shareholders have already publicly pointed out the merits of our bid, calling the ALLTEL-CenturyTel merger "a very powerful combination" and making it clear that CenturyTel's management "should be sitting down at the table" to talk with ALLTEL.

Financial analysts who know and understand our industry also strongly favor ALLTEL's offer. They have called our proposed merger "an excellent geographic and strategic fit," "an excellent match," and "the best course of action." They have described the offer as "an attractive bid" and "quite generous". Like us, they are confident that ALLTEL's offer has real value and benefits for your shareholders.

In contrast, we believe that your publicly-stated business strategy faces serious obstacles in achieving anything comparable to the value of ALLTEL's offer. That strategy appears to us to depend on three key conditions: (i) that you can sell CenturyTel's wireless business at a substantial after-tax value, (ii) that you can achieve significant future operational and financial improvements in your wireline business, and (iii) that you can acquire additional wireline properties at reasonable prices and integrate those acquisitions successfully. Fulfilling any of these conditions is doubtful. Let me elaborate:

Wireless Divestiture

Attempting to sell your wireless business occasions a number of challenges to creating value for the CenturyTel shareholders:

o           Your wireless business is sub-scale and, over the past eighteen months, has consistently underperformed its regional cellular peers, including ALLTEL, on a               number of key metrics, such as penetration, subscriber additions, customer churn, and revenue growth. ALLTEL is confident that its proven management               team and nationwide roaming agreement with Verizon could improve the performance of this business and address a number of its competitive               disadvantages. ALLTEL continues to see substantially more value in CenturyTel as a whole, and our offer, as we have publicly stated, is conditioned on               CenturyTel not separating its wireless and wireline businesses.

o           ALLTEL is the most realistic buyer for your entire wireless business without significant, FCC-mandated divestitures. A sale to multiple buyers would

-more-

ALLTEL urges negotiations with CenturyTel
Page Four

             significantly increase transaction risk and complexity, with the possibility that only a portion of the business could be successfully sold, which would greatly              hinder the potential value to be realized for your shareholders.

o           A sale of your wireless business, if successful, could create large tax liabilities that would greatly diminish the value of such a sale for your shareholders.

Wireline Strategy

Even if you succeeded in selling the wireless business at an attractive after-tax value, CenturyTel's ability to deliver on the remaining two parts of your plan - to improve the performance and results of the wireline business and successfully acquire and integrate additional wireline properties - remains doubtful.

These doubts originate from the fact that your operating performance in the wireline business has been consistently below ALLTEL's on a number of key operating and profitability metrics, including EBITDA margins, cash costs per access line, and penetration of enhanced services. In your previous public statements, you also have acknowledged persistent integration problems with your Verizon access line acquisitions, with little or no operating performance improvements from these assets to date. Additional acquisitions by CenturyTel could exacerbate these problems.

Taking all this into consideration, we continue to be mystified by your refusal to discuss our offer. Your continued refusal should raise critical questions for your shareholders:

o           Are you practicing good corporate governance by ignoring your own shareholders' suggestions that you discuss our offer with us?

o           How and when, precisely, do you expect to create and deliver value to the CenturyTel shareholders comparable to the value of ALLTEL's offer today,              particularly in light of the potential tax and value leakage that could result from the sale of your wireless business?

o           How confident are you in your ability to improve your wireline business' performance and why has there been no evidence of this improvement to date?

o           How confident are you in your ability to acquire and integrate additional wireline businesses at prices and in a manner that will enhance value for              CenturyTel's shareholders?

-more-

ALLTEL urges negotiations with CenturyTel
Page Five

We would like to work with you to develop the best possible business combination that will benefit CenturyTel and ALLTEL shareholders and other constituencies. We urge you to meet with us without further delay to secure the compelling benefits of such a transaction for CenturyTel's investors, customers, and employees. We stand ready to meet with you at your earliest convenience, and we would urge you to use this time productively - by negotiating rather than litigating.

Very truly yours,
Scott T. Ford

------------------------------------------------------------------------------------------------------------------------- -----------------------------------------

      ALLTEL, with more than 10 million communications customers and more than $7.5 billion in revenues, is a leader in the communications and information services industries. ALLTEL has communications customers in 24 states and provides information services to telecommunications, financial and mortgage clients in 55 countries and territories.

      Subject to future developments, ALLTEL may file with the Securities and Exchange Commission (the "Commission") a registration statement containing a prospectus and other documents concerning a transaction at a date or dates subsequent hereto. Investors and security holders are urged to read any such documents that may be filed by ALLTEL with the Commission regarding a potential transaction if and when they become available. Any such prospectus or other documents filed in connection with a proposed transaction would contain important information. Investors and security holders would be able to obtain a free copy of such documents, when they become available, at the Commission's web site www.sec.gov. Any such documents could also be obtained for free from ALLTEL, One Allied Drive, Little Rock, AR 72202, Attention: Vice President - Investor Relations. The materials set forth herein are not intended to constitute an offer to purchase any securities of CenturyTel, nor an offer to sell any securities of ALLTEL that might be issued in a potential business combination transaction involving ALLTEL and CenturyTel, within the meaning of the Securities Act of 1933, as amended, and ALLTEL disclaims that it has made any such offer.

-more-

ALLTEL urges negotiations with CenturyTel
Page Six

Caution Concerning Forward-Looking Statements
This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of ALLTEL or a combined ALLTEL and CenturyTel to differ materially, many of which are beyond the control of ALLTEL include, but are not limited to, the following: (1) the businesses of ALLTEL and CenturyTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) the introduction of new technologies and competitors; (9) changes in labor, equipment and capital costs; (10) future acquisitions, strategic partnerships and divestitures; (11) general business and economic conditions; and (12) other risks described from time to time in ALLTEL's and CenturyTel's periodic reports filed with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" or the negative or other forms of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements in this news release.

-end-

ALLTEL, NYSE: AT
www.alltel.com